            Morgan Stanley Dean Witter Africa Investment Fund, Inc.
                            (For Immediate Release)

       New York, New York, April 20, 2000 - Morgan Stanley Dean Witter Africa Investment Fund, Inc. (the "Fund") announced today that the Board of Directors of the Fund has authorized the Fund to conduct a tender offer (the "Tender Offer") during the third quarter of 2000 for up to 10% of the Fund's outstanding shares of common stock at a price equal to 95% of the Fund's net asset value per share ("NAV") on the last day of the tender period (or as otherwise permitted by the rules of the Securities and Exchange Commission (the "SEC")).

       The Fund also announced that the Board of Directors of the Fund has approved a tender offer policy (the "Tender Offer Policy") whereby the Fund will conduct a tender offer during the third quarter of 2001 and during the third quarter of every year after 2001 (each a "Mandatory Tender Offer") if the Fund's shares of common stock have traded on the New York Stock Exchange (the "NYSE") at an average discount to NAV of greater than 15% at the end of the last trading day in each week during the 12 calendar weeks preceding the third quarter. Each Mandatory Tender Offer will be conducted for up to 10% of the Fund's outstanding shares of common stock at a price equal to 95% of NAV on the last day of the tender period (or as otherwise permitted by the rules of the SEC). Subject to the Fund's investment restriction with respect to borrowings, the Fund is permitted to borrow money to finance the Tender Offer and Mandatory Tender Offers.

       Under the policy, the Board of Directors of the Fund could, under certain conditions, determine that the Fund should not make a Mandatory Tender Offer. It is the policy of the Fund not to purchase shares pursuant to a Mandatory Tender Offer if (i) such transaction, if consummated, would (a) result in the delisting of the Fund's common stock from the NYSE or (b) impair the Fund's status as a regulated investment company under the Internal Revenue Code of 1986, as amended (which would make the Fund a taxable entity, causing the Fund's income to be taxed at the corporate level in addition to the taxation of stockholders who receive dividends from the Fund); (ii) the Fund would not be able to liquidate portfolio securities in an orderly manner and consistent with the Fund's investment objective and policies in order to purchase shares tendered in the Mandatory Tender Offer; (iii) there is any (a) material legal action or proceeding instituted or threatened which challenges, in the Board's judgment, the Mandatory Tender Offer or otherwise materially adversely affects the Fund,
(b) suspension of or limitation on prices for trading securities generally on the NYSE or any foreign exchange on which portfolio securities of the Fund are traded, (c) declaration of a banking moratorium by federal, state or foreign authorities or any suspension of payment by banks in the United States, New York State or in a foreign country which is material to the Fund, (d) limitation which affects the Fund or the issuers of the portfolio securities of the Fund imposed by federal, state or authorities in a foreign country on the extension of credit by lending institutions or on the exchange of foreign securities, (e) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any foreign country which is material to the Fund, or (f) other event or condition which, in the Board's judgment, would have a material adverse effect on the Fund or its stockholders if shares of common stock tendered pursuant to a Mandatory Tender Offer were purchased; or (iv) the Board determines that effecting any such transaction would constitute a breach of their fiduciary duty owed the Fund or its stockholders. The Board of Directors may modify these conditions in light of experience.

       The Tender Offer and each Mandatory Tender Offer, if conducted, will be made and stockholders will be notified in accordance with the requirements of the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, either by publication or mailing or both. The offering documents will contain such information as is prescribed by such laws and the rules and regulations promulgated thereunder.

       The Fund will continue to purchase shares in the open market pursuant to the Fund's share repurchase program which was approved by the Board on July 1, 1998. Under that program, the Fund will purchase shares in the open market at times and prices determined by management to be in the best interests of the stockholders of the Fund.

       The Fund is a non-diversified, closed-end management investment company, the shares of which are listed on the NYSE (AFF). The Fund's investment objective is long-term capital appreciation which it seeks to achieve by investing primarily in equity securities of African issuers and by investing, from time to time, in debt securities issued or guaranteed by African governments or governmental entities. Morgan Stanley Dean Witter Investment Management Inc. is the Fund's investment manager.

       For further information, please contact Mark Kucera of Chase Global Funds Services Company, 73 Tremont Street, Boston, Massachusetts, at (617) 577-8844.

            Morgan Stanley Dean Witter Africa Investment Fund, Inc.
                            (For Immediate Release)

       New York, New York, July 18, 2000 - Morgan Stanley Dean Witter Africa Investment Fund, Inc.(the "Fund") announced today that the Fund's tender offer (the "Tender Offer") for up to 10% of the Fund's outstanding shares of common stock will commence on or about August 14, 2000 and terminate on or about September 15, 2000. As announced on April 20, 2000, the Tender Offer will be conducted at a price equal to 95% of the Fund's net asset value per share ("NAV") on the last day of the tender period (or as otherwise permitted by the rules of the Securities and Exchange Commission (the "SEC")).

       The Tender Offer will be made and stockholders will be notified in accordance with the requirements of the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, either by publication or mailing or both. The offering documents will contain such information as is prescribed by such laws and the rules and regulations promulgated thereunder.

       In connection with the Tender Offer, the Fund announced that, pursuant to the Securities Exchange Act of 1934, as amended, as of July 18, 2000, it will cease to purchase shares in the open market pursuant to the Fund's share repurchase program which was approved by the Board on July 1, 1998. Under that program, the Fund is permitted to purchase Fund shares in the open market at times and prices determined by management to be in the best interests of the stockholders of the Fund. The Fund will be permitted to resume the purchase of shares in the open market pursuant to the Fund's share repurchase program on or about 10 business days after the termination of the Tender Offer.

       The Fund is a non-diversified, closed-end management investment company, the shares of which are listed on the NYSE (AFF). The Fund's investment objective is long-term capital appreciation which it seeks to achieve by investing primarily in equity securities of African issuers and by investing, from time to time, in debt securities issued or guaranteed by African governments or governmental entities. Morgan Stanley Dean Witter Investment Management Inc. is the Fund's investment manager.

       This announcement is not an offer to purchase or solicitation of an offer to sell shares of the Fund. The offer is made only by the Offer for Cash and the related Letter of Transmittal. Holders of Fund shares should read these documents when they are available because they contain important information. These and other filed documents will be available to investors for free both at the website of the Securities and Exchange Commission and from the Fund. The offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the offer would violate that jurisdiction's laws.

       For further information, please contact Georgeson Shareholder Communications Corporation, 17 State Street, New York, New York, at 800-223-2064.